UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 6)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Registered Direct Offering

On April 28, 2020, Foresight Autonomous Holdings Ltd., or the Registrant, entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors to purchase 5,300,000 of the Registrant’s American Depositary Shares, or ADSs, representing 26,500,000 ordinary shares, at a purchase price of $0.50 per ADS in a registered direct offering, or the Registered Direct Offering. The total gross proceeds to the Registrant from the Registered Direct Offering will total approximately $2.65 million. The closing of the sale of the ADSs is expected to occur on or about April 30, 2020, subject to the satisfaction of customary closing conditions.

Pursuant to the Purchase Agreements, the Registrant has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 90 days following the closing of the Registered Direct Offering, subject to certain customary exceptions.

The Registrant also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated April 28, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Registered Direct Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received for the ADSs.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of April 28, 2020, which will be filed with the Securities and Exchange Commission in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-229715), which became effective on March 8, 2019. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the Purchase Agreements and the Placement Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the opinion of Lipa Meir & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

Private Placement of Ordinary Shares

On April 30, 2019, the Company signed an agreement with certain accredited investors in Israel with respect to a private placement transaction (the “Private Placement”). Pursuant to the Private Placement, the Company sold an aggregate of 3,500,000 Ordinary Shares (equivalent to 700,000 ADSs) at a price per Ordinary Share equal to $0.50 per ADSs. The Private Placement is expected to close by May 7, 2020.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” "plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this Report when it discusses expected timing of the closing of the offering and the Private Placement and planned use of the net proceeds from the offering. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this Report.

The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the SEC on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. Foresight is not responsible for the contents of third party websites.

Exhibit No.	Description
5.1	Opinion of Lipa Meir & Co.
10.1	Form of Securities Purchase Agreement.
10.2	Placement Agency Agreement dated April 28, 2020.
23.1	Consent of Lipa Meir & Co. (included in Exhibit 5.1).
99.1	Press Release issued by Foresight Autonomous Holdings Ltd. on April 28, 2020, titled Foresight Autonomous Holdings Prices $2.65 Million Registered Direct Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: April 30, 2020

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